UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
DELEK US HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
246647 10 1
(CUSIP Number of Class of Securities)

Kent B. Thomas
General Counsel
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, Tennessee 37027
(615) 771-6701
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Person)

Copy to:
Merrill M. Kraines, Esq.
Manuel G.R. Rivera, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103
Telephone (212) 318-3000
Fax (212) 318-3400

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$3,360,547	$187.52

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,663,637 shares of common stock of Delek US Holdings, Inc. having an aggregate value of approximately $3,360,547 as of May 11, 2009, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$187.52	Filing party:	Delek US Holdings, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	May 13, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13d-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO
     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2009 by Delek US Holdings, Inc., a Delaware corporation (the “Company”), as previously amended by Amendment No. 1 thereto filed with the SEC on May 20, 2009 (as so amended, the “Schedule TO”), relating to the offer (the “Offer”), by the Company to eligible employees and directors of the Company and its subsidiaries, to exchange outstanding options to purchase shares of the Company’s common stock granted under the Delek US Holdings, Inc. 2006 Long-Term Incentive Plan with per share exercise prices ranging between $16.00 and $35.08, for new options to purchase fewer shares of the Company’s common stock at a lower exercise price, on the terms and under the conditions set forth in the offering memorandum dated May 13, 2009 (the “Offering Memorandum”) and the related documents, copies of which were previously filed with the Schedule TO as exhibits.
     This Amendment No. 2 reports the results of the Offer. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information contained in the Schedule TO.
Item 4. Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended and supplemented to include the following:
“The Offer expired at midnight, Eastern Time (11:00 p.m. Central time), on Wednesday, June 10, 2009. Pursuant to the Offer, the Company accepted for exchange options to purchase an aggregate of 1,398,641 shares of its common stock, representing 84.28% of the 1,659,589 shares covered by the options that were eligible to be tendered in the Offer. In accordance with the terms and conditions of the Offer, effective June 10, 2009, the Company granted replacement options to purchase 803,190 shares of common stock in exchange for the tendered options. The exercise price per share of each replacement option granted pursuant to the Offer is $9.17, the closing price of our common stock on the New York Stock Exchange on June 10, 2009, the replacement option grant date.”
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following Exhibit:

(a)(1)(xv)*	Form of E-mail/Letter Announcing Final Results of Option Exchange Program.

*	Filed herewith

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2009	DELEK US HOLDINGS, INC.
	By:	/S/ EZRA UZI YEMIN
Ezra Uzi Yemin
President, Chief Executive Officer and Director

INDEX TO EXHIBITS

(a)(1)(i)+	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated May 13, 2009.

(a)(1)(ii)+	Introductory E-mail to All Eligible Option Holders from Kathy Roadarmel, dated May 13, 2009.

(a)(1)(iii)+	Summary of Stock Option Exchange Program.

(a)(1)(iv)+	Form of E-mail Announcement of Option Exchange Offer, dated May 13, 2009.

(a)(1)(v)+	Election Form.

(a)(1)(vi)+	Screen Shots of Offer Website.

(a)(1)(vii)+	Form of Confirmation E-mails concerning Receipt of Election Form.

(a)(1)(viii)+	Form of Reminder E-mail.

(a)(1)(ix)+	Instructions Form Part of the Terms and Conditions of the Offer.

(a)(1)(x)+	Agreement to Terms of Election.

(a)(1)(xi)	Delek US Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 9, 2009 and incorporated herein by reference.

(a)(1)(xii)	Delek US Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, filed with the Securities and Exchange Commission on May 11, 2009 and incorporated herein by reference.

(a)(1)(xiii)+	Amendment to Offering Memorandum Relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated May 21, 2009.

(a)(1)(xiv)+	Form of E-mail/Letter Announcing Extension of the Offer.

(a)(1)(xv)*	Form of E-mail/Letter Announcing Final Results of Option Exchange Program.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Delek US Holdings, Inc.’s Registration Statement on Form S-8 (File No. 333-134495), filed with the Securities and Exchange Commission on May 26, 2006 and incorporated herein by reference.

(a)(5)	Delek US Holdings, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 3, 2009 and incorporated herein by reference.

(b)	Not applicable.

(d)(i)	Delek US Holdings, Inc. 2006 Long-Term Incentive Plan is incorporated herein by reference to Exhibit 10.13 of Delek US Holdings, Inc.’s Registration Statement on Form S-1/A (File No. 333-131675), filed with the Securities and Exchange Commission on April 20, 2006.

(d)(ii)	Director Form of Stock Option Agreement pursuant to the Delek US Holdings, Inc. 2006 Long-Term Incentive Plan is incorporated herein by reference to Exhibit 10.13(b) of Delek US Holdings, Inc.’s Registration Statement on Form S-1/A (File No. 333-131675), filed with the Securities and Exchange Commission on April 20, 2006.

(d)(iii)	Officer Form of Stock Option Agreement pursuant to the Delek US Holdings, Inc. 2006 Long-Term Incentive Plan is hereby incorporated by reference to Exhibit 10.13(c) of Delek US Holdings, Inc.’s Registration Statement on Form S-1/A (File No. 333-131675), filed with the Securities and Exchange Commission on April 20, 2006.

(g)	Not applicable.

(h)	Not applicable.

+	Previously filed

*	Filed herewith